Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000
April 7, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oceaneering International, Inc.
Schedule 14A
Filed March 17, 2008
File No. 1-10945
     This memorandum sets forth the responses of Oceaneering International, Inc. to the comments provided by the staff of the Securities and Exchange Commission in its comment letter dated April 4, 2008 with respect to Oceaneering’s preliminary proxy statement filed under cover of Schedule 14A. The changes described in this memorandum are incorporated in Oceaneering’s amended preliminary proxy statement, which has been filed under cover of Schedule 14A with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the comment letter, and set forth below each such comment is our response to the comment. We respectfully request that the staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible.
Proposal 2: Amendment of the Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 34
1.	Please refer to Release No. 34-15230 and disclose the impact, including the possible anti-takeover effects, of the increase in authorized shares.

Response:
We have revised page 35 of the preliminary proxy statement to add disclosure of the possible anti-takeover effects of the proposal to increase our authorized shares of common stock.
2.	Please include materially complete disclosure of your present plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. Alternatively, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Response:
We have revised page 35 of the preliminary proxy statement to disclose that we currently have no specific plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.
     Oceaneering hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing referenced above; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or need additional information, please call George R. Haubenreich, Senior Vice President, General Counsel and Secretary of Oceaneering, at (713) 329-4668, or Ted W. Paris of Baker Botts L.L.P., at (713) 229-1838.

cc:	Ann Nguyen Parker (Branch Chief)
John Madison (Commission Staff)
Ted W. Paris (Baker Botts L.L.P.)

2